SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Director Shareholding





                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     Prudential plc

2.   Name of director

     Jonathan Bloomer, Philip Broadley, Sir David Clementi, Michael McLintock, Kathleen O'Donovan, James Ross, Robert Rowley, G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Directors named above & spouse where applicable

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Jonathan Bloomer & A E J Bloomer - in own name
     Jonathan Bloomer - shares held in Strand Nominees Account, Charles Stanley Asset Management ISA and a Prudential PEP
     Philip Broadley & G E Broadley - in own name
     Sir David Clementi & Lady Clementi - shares held in Kleinwort Benson Nominee Account
     Michael McLintock - in own name and Brewin Nominees Limited Account Kathleen O'Donovan - shares held in James Capel Nominees ISA
     James Ross - in own name
     Robert Rowley - in own name
     Robert Rowley & Judith Rowley - shares held in Halifax ISA
     G Mark Wood - in own name

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     See point 7

6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/ non discretionary

     Take up of shares under the Prudential plc Rights Issue

7.   Number of shares / amount of stock acquired

     Jonathan Bloomer

     1,326 ordinary shares (1,010 shares in the name of the Director and 316 shares in the name of his spouse)

     Strand Nominee Account - 25,826 ordinary shares

     Charles Stanley Asset management ISA - 143 ordinary shares

     Prudential PEP - 231 ordinary shares

     Philip Broadley

     2,436 ordinary shares (2,339 shares in the name of the Director and 97 shares in the name of his spouse)

     Sir David Clementi

     2,373 ordinary shares (2,234 shares in the name of the Chairman and 139 shares in the name of his spouse)

     Michael McLintock

     177 ordinary shares in his name

     Brewin Nominees Limited - 7,778 ordinary shares

     Kathleen O'Donovan - 416 ordinary shares

     James Ross - 630 ordinary shares

     Robert Rowley

     4,117 ordinary shares in his own name

     Halifax ISA 1,588 ordinary shares (862 shares in the name of the Director and 726 shares in the name of his spouse)

     G Mark Wood - 5,118 ordinary shares

8.   Percentage of issued class

     Jonathan Bloomer Less than 0.002%
     Philip Broadley Less than 0.0002%
     Sir David Clementi Less than 0.0001%
     Michael McLintock Less than 0.0004%
     Kathleen O'Donovan Less than 0.00002%
     James Ross - Less than 0.00003%
     Robert Rowley Less than 0.0003%
     G Mark Wood Less than 0.0003%


9.   Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

     N/A

11.  Class of security

     Prudential ordinary shares of 5p each

12.  Price per share

     308p

13.  Date of transaction

     11 November 2004

14.  Date company informed

     11 November 2004

15.  Total holding following this notification

     Jonathan Bloomer (1,668,339 ordinary shares)
     Philip Broadley ( 443,749 ordinary shares)
     Sir David Clementi (16,615 ordinary shares)
     Michael McLintock (245,154 ordinary shares)
     Kathleen O'Donovan (6,893 ordinary shares)
     James Ross (4,414 ordinary shares)
     Robert Rowley (40,248 ordinary shares)
     G Mark Wood (577,542 ordinary shares)


16.  Total percentage holding of issued class following this notification

     Jonathan Bloomer Less than 0.08%
     Philip Broadley Less than 0.02%
     Sir David Clementi Less than 0.0007%
     Michael McLintock Less than 0.02%
     Kathleen O'Donovan Less than 0.0003%
     James Ross - Less than 0.0002%
     Robert Rowley Less than 0.002%
     G Mark Wood Less than 0.03%


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     N/A

18.  Period during which or date on which exercisable

     N/A

19.  Total amount paid (if any) for grant of the option

     N/A

20.  Description of shares or debentures involved: class, number

     N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22. Total number of shares or debentures over which options held following this notification

     N/A

23.  Any additional information



24.  Name of contact and telephone number for queries

     Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

     Robert Walker, Deputy Group Secretary, 020 7548 3848


Date of Notification

11 November 2004



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 November, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/ John Price

                                             John Price
                                             Deputy Group Secretary